UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

Evolving Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30049R209
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 11, 2009
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule13d-1(f) or Rule 13d-1(g), check the following box. ☐

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A4

CUSIP No.	30049R209

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		1,908,917

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,908,917

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,908,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14	TYPE OF REPORTING PERSON

IN

     This constitutes Amendment No. 4 to the Statement on Schedule 13D (the “Amendment No. 4”), filed on behalf of Karen Singer (“Ms. Singer”), dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated as follows:
     Ms. Singer is the trustee of the Trust, which was created pursuant to that certain Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of Common Stock reported herein were purchased with funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these shares was $6,873,259.00.
Item 4. Purpose of the Transaction.
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purpose of this Amendment No. 4 is to report that, since the filing of Amendment No. 3 to the Statement, dated December 18, 2008 (“Amendment No. 3”), on December 11, 2009, the Trust sent a letter to the Company (the “December 11, 2009 Letter”), a copy of which has been filed as Exhibit 99.1 to this Amendment No. 4. As stated in the December 11, 2009 Letter, the Trust sets forth its understanding that the Board of Directors of Company (the “Board”) appointed Mr. John Spirtos to the Board on December 10, 2009, with a term of office that will expire at the Company’s Annual Stockholders’ Meeting in 2012. The December 11, 2009 Letter states that, based upon discussions between the Trust and Mr. Philip Neches, Chairman of the Company’s Nominating and Governance Committee (the “Committee”), the Committee had interviewed Mr. John Spirtos as a candidate to fill the vacancy on the Board resulting from recent resignation from the Board of Mr. Hallenbeck. In the December 11, 2009 Letter, the Trust states that, as a general matter, as a significant Company stockholder the Trust favors good governance practices and that the Trust retains the option to engage in ongoing communications with the Company regarding stockholder protections and reforms. The Trust also states in the December 11, 2009 Letter, the Trust’s understanding that, on December 10, 2009, the Board adopted appropriate resolutions amending the Company’s Rights Agreement, dated as of March 4, 2009 (the “Rights Agreement”), so that the threshold at which a person becomes an “Acquiring Person” under the Rights Agreement is increased from 22.5% to 25%. Further, in the December 11, 2009 Letter, the Trust agrees with the Company that, in consideration of the above-mentioned amendment to the Rights Agreement, the Trust will vote the shares of the Company that the Trust holds in favor of the re-election of Messrs. Philip Neches and Richard Ramlall (whose terms expire in 2010) to the Board of Directors of the Company, if such persons choose to run for re-election at the Company’s 2010 Annual Stockholders’ Meeting and that the Trust will not seek or otherwise support additional stockholder protections or reforms at such meeting.
     Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer is the beneficial owner of 1,908,917 shares of Common Stock as trustee of the Trust, comprising approximately 19.2% of the outstanding shares of Common Stock.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock reported on this Schedule 13D.
     (c) Not applicable.
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D/A is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1 Letter, dated December 11, 2009

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SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2009

/s/ Karen Singer
Karen Singer

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